April 25, 2006
FILED VIA EDGAR
Securities and Exchange Commission
Washington, DC 20549-0405
Re: Rock-Tenn Company (SEC File Number 001-12613) Form 10-K for the year ended September 30, 2005, filed December 19, 2005; Form 10-Q for the Quarterly Period Ended December 31, 2005 and Form 8-K filed January 26, 2006.
Ladies and Gentlemen:
We received a letter dated April 13, 2006 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the forms of Rock-Tenn Company (“Rock-Tenn”) referenced above.
In the Comment Letter, the Staff indicated that we should respond to the comments in the Comment Letter in 10 business days or tell the Staff when we will provide a response. We previously communicated orally to the Staff our intent to respond to the Staff’s comments on or before May 12, 2006. The Staff directed us to communicate our intent via an EDGAR filing. Accordingly, we hereby inform the Staff that we intend to respond to the Staff’s comments in the Comment Letter on or before May 12, 2006.
We take the Staff’s comments seriously and want to ensure that we have sufficient time to respond appropriately. These comments require careful consideration both by our internal accounting and legal staff as well as our independent auditors and outside counsel in order to prepare an appropriate response.
If you have any questions or comments, please contact me or any of the following people: Forrest Bell at 678-291-7285, Bob McIntosh at 678-291-7456, or Steve Voorhees at 678-291-7540.
Sincerely,
Robert B. McIntosh